Via Electronic Submission (Correspondence)
August 13, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas P. Panos, Special Counsel

Re:	Harris Corporation Schedule TO-I, Filed July 19, 2007, SEC File No. 005-37049
Dear Mr. Panos:
     On behalf of our client Harris Corporation (“Harris”), we hereby submit our response to the July 30, 2007 oral comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I, filed by Harris on July 19, 2007, SEC File No. 005-37049 (the “Schedule TO-I”), provided in conversations between Mr. Panos and Mr. Colao, Ms. Green and Ms. MacCullough of our firm. Pursuant to your oral comments, you requested that Harris confirm that the 3.5% Convertible Debentures due 2022 (the “Convertible Debentures”) issued by Harris on August 26, 2002 that are the subject of the referenced Issuer Tender Offer, are not and have not been since the date of their issuance subject to registration under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     On behalf of Harris, we hereby confirm that the Convertible Debentures, are not and have not been since the date of their issuance subject to registration under Section 15(d) of the Exchange Act. The Convertible Debentures were originally issued on August 26, 2002 in a private placement. The table below sets forth the number of persons that were “holders of
Atlanta • Bethesda • Boston • Chicago • Fort Lauderdale • Jacksonville • Los Angeles
Miami • New York • Northern Virginia • Orlando • Portland • San Francisco
Tallahassee • Tampa • Washington, D.C. • West Palm Beach

Division of Corporation Finance
Office of Mergers and Acquisitions
Attention: Nicholas P. Panos
August 13, 2007

record”, as defined in Rule 12g5-1 of the Exchange Act, of the Convertible Debentures at the end of each of Harris’ fiscal years since the Convertible Debentures were issued.

Fiscal Year Ended	Holders of Record
June 27, 2003	47
July 2, 2004	51
July 1, 2005	34
June 30, 2006	29
June 29, 2007	27
     In addition, at the time we commenced the Issuer Tender Offer there were 28 holders of record of the Convertible Debentures.
     If you have any additional questions regarding the Schedule TO-I, please feel free to call the undersigned at 904-798-5488.

Holland & Knight, LLP
/s/ Ivan A. Colao
Ivan A. Colao

cc:	Scott T. Mikuen, Vice President, Associate General Counsel and Corporate Secretary